Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 33-37878, 33-56827, 333-05799, 333-92329, 333-92482 and 333-144950) pertaining to the A. O. Smith Corporation 1990 Long-Term Executive Incentive Compensation Plan, the A. O. Smith Corporation Long-Term Executive Incentive Compensation Plan, the A. O. Smith Combined Executive Incentive Compensation Plan and the A. O. Smith Combined Incentive Compensation Plan and in the related prospectuses of our reports dated February 1, 2008, with respect to the consolidated financial statements and schedule of A. O. Smith Corporation, and the effectiveness of internal control over financial reporting of A. O. Smith Corporation, included in this Annual Report

(Form 10 - K) for the year ended December 31, 2007.

ERNST & YOUNG LLP

Milwaukee, Wisconsin

February 19, 2008